UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Form 11-K

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

NVR, Inc and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

McLean, Virginia

June 26, 2017

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2016 and 2015

(in thousands)

	December 31,
	2016	2015
ASSETS
Plan interest in master trust, at fair value	$370,862	$341,492
Loans to participants	7,311	7,211

Total assets	378,173	348,703

LIABILITIES
Due to participants	61	139

Net assets available for plan benefits	$378,112	$348,564

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2016

(in thousands)

Additions to net assets attributable to:
Participation in investment income of master trust:
Net appreciation in fair value of investments	$11,575
Interest and dividends	11,131

22,706
Contributions:
Employee	24,559
Employer	3,440
Rollovers	2,261

Total contributions	30,260

Total additions to net assets	52,966

Deductions from net assets attributable to:
Benefits paid to participants	(23,382)
Administrative expenses	(36)

Total deductions from net assets	(23,418)

Net increase in assets available for plan benefits	29,548
Net assets available for plan benefits at beginning of year	348,564

Net assets available for plan benefits at end of year	$378,112

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $18.0 during both 2016 and 2015. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution was $6.0 during both 2016 and 2015. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. In both 2016 and 2015, the Company matched up to the first one thousand dollars of individual participants’ VSDC. NVR contributed $3,411 and $3,093 in matching contributions during 2016 and 2015, respectively. Matching contributions are invested in participant accounts in the Plan as directed by participants.

Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Employees also become 100% vested upon reaching age 60 or upon an employee’s termination on account of death or total disability. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to all eligible participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of approximately $515 and $480 in 2016 and 2015, respectively, were allocated to participant accounts in 2017 and 2016, respectively.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

Investment Options

The Plan Administrator selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each investment fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Plan Administrator. Such rate for all outstanding loans was prime plus 1% set at the date of loan origination. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.

Investment Valuation and Transactions

All investments are carried at fair value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust, the Fidelity Managed Income Portfolio CL2 (“MIP” or “the Fund”) are valued using net asset value. The Fund is a stable value fund which is intended to maintain a stable asset value of $1.00 per unit. The net asset value is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

The following table presents the financial instruments in the master trust (see footnote 3 for discussion of the master trust) measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2016:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities – small cap	$15,431	$—	$—	$15,431
Domestic equities – mid cap	30,201	—	—	30,201
Domestic equities – large cap	127,896	—	—	127,896
International equities	19,247	—	—	19,247
Life cycle/target date funds	98,972	—	—	98,972
Bond funds	11,991	—	—	11,991

Subtotal	303,738	—	—	303,738
NVR, Inc. common stock	528,929	—	—	528,929
Investments in common/collective trusts	—	27,637	—	27,637
Self-directed brokerage accounts	8,045	—	—	8,045
Cash	25	—	—	25

Total	$840,737	$27,637	$—	$868,374

The following table presents the financial instruments in the master trust measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2015:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities – small cap	$13,949	$—	$—	$13,949
Domestic equities – mid cap	25,661	—	—	25,661
Domestic equities – large cap	120,003	—	—	120,003
International equities	20,001	—	—	20,001
Life cycle/target date funds	83,304	—	—	83,304
Bond funds	13,630	—	—	13,630

Subtotal	276,548	—	—	276,548
NVR, Inc. common stock	526,708	—	—	526,708
Investments in common/collective trusts	—	26,121	—	26,121
Self-directed brokerage accounts	6,765	—	—	6,765
Cash	23	—	—	23

Total	$810,044	$26,121	$—	$836,165

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2016 and 2015, refunds of $61 and $139, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investment in Certain Entities that Calculate NAV Per Share (or its Equivalent). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient under ASC 820. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. ASU 2015-07 became effective for the Plan on January 1, 2016, and the adoption of the standard did not have a material impact on the Plan’s financial statements and related disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965); Part I. Fully Benefit Responsive Investment Contracts, Part II. Plan Investment Disclosures, Part III. Measurement Date Practical Expedient. ASU 2015-12 was issued to reduce complexity in employee benefit plan accounting.

•	Part I designates contract value as the only required measure to be presented and disclosed in the financial statements for fully benefit-responsive investment contracts. Part I must be applied retrospectively to all periods presented.

•	Part II of the ASU eliminates the requirement to report individual investments that represent 5 percent or more of net assets available for benefits. In addition, Part II eliminates the need to disaggregate the reporting of net appreciation or depreciation for investment in multiple ways. Net appreciation or depreciation in investments for the period is still required to be presented grouped by general type, but further disaggregation by nature, characteristics, and risks is no longer required. Part II must be applied retrospectively to all periods presented.

•	Part III of the ASU allows a plan with a fiscal year-end that does not coincide with a month-end to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end. Part III is not applicable to the Plan.

ASU 2015-12 became effective for the Plan on January 1, 2016. The adoption of the standard did not have a material impact on the Plan’s financial statements and related disclosures.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. The amendments in ASU 2017-06 will require the Plan to report its interest in a master trust and the change in the value of that interest as separate line items on the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets available for plan benefits, respectively. The Plan will also have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in those balances. Investments measured at fair value will have to be presented by general type of investment. ASU 2017-06 must be applied retrospectively, is effective for the Plan beginning on January 1, 2019, and early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the Plan’s financial statements and related disclosures.

Reclassifications

Certain prior period amounts have been reclassified to conform to 2016 presentation.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be):

(i)	for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and

(ii)	for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 43% and 41% as of December 31, 2016 and 2015, respectively.

The following table presents the investments in the master trust at fair value for all investments:

	As of December 31,
	2016	2015
NVR, Inc. common stock	$528,929	$526,708
Investments in registered investment companies	303,738	276,548
Investments in common/collective trusts	27,637	26,121
Self-directed brokerage accounts	8,045	6,765
Cash	25	23

Total	$868,374	$836,165

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

The interests of the PSP and ESOP participating in the master trust investments at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015
NVR, Inc. Employee Stock Ownership Plan	$497,512	$494,673
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	370,862	341,492

Net investment assets in master trust	$868,374	$836,165

Net investment income for the master trust for the year ended December 31, 2016 was as follows:

Net investment income:
Net appreciation in fair value of investments	$20,007
Interest income	316
Dividend income	12,876

Net investment income in master trust	$33,199

The interests of the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2016, were as follows:

NVR, Inc. Employee Stock Ownership Plan	$10,493
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	22,706

Net investment income in master trust	$33,199

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

4.	Tax Status

The Plan received its latest determination letter on May 17, 2012 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code. On February 26, 2016, the Company was notified by the IRS that their application for an updated determination letter was in process.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

6. Parties-In-Interest

At December 31, 2016 and 2015, Plan investments of $256,073 and $232,495, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2016 and 2015, investments held by the Plan included 56,763 shares and 55,987 shares of NVR, Inc. common stock, with a fair value of approximately $94,737 and $91,986, respectively. These qualify as exempt parties-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	As of December 31,
	2016	2015
Net assets available for plan benefits as reported in the financial statements	$378,112	$348,564
Adjustment from fair value to current value for the MIP	34	91
Deemed distributions (a)	(207)	(191)

Net assets available for plan benefits as reported in the Form 5500	$377,939	$348,464

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2016 and 2015

(dollars in thousands)

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income:

Year ended December 31, 2016
Total additions to plan assets as reported in the financial statements	$52,966
Change in adjustment from fair value to current value for the MIP	(57)
Interest accrued on deemed distributions (a)	(13)
Corrective distributions (b)	61

Total additions to plan assets as reported in the Form 5500	$52,957

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants:

Year ended December 31, 2016
Benefit payments to participants as reported in the financial statements	$23,382
Corrective distributions (b)	61

Benefit payments to participants as reported in the Form 5500	$23,443

(a)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
(b)	Corrective distributions relate to amounts due to participants for current plan year excess contributions and are reported as a reduction to employee contributions in the financial statements and as distributions in the Form 5500.

9.	Subsequent Events

The Company evaluated all subsequent events through June 26, 2017, the date the financials statements were available to be issued.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

(dollars in thousands)

Column A	Column B	Column C	Column E
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
*	Participant loans – other	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through December 2031	$7,311

*	Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

Date: June 26, 2017	By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Profit Sharing Committee Chairman

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm